Exhibit 99.1

PRESS RELEASE
For the first quarter ended March 31, 2004
All amounts are in US$ unless otherwise stated

TIW REPORTS STRONG FIRST QUARTER RESULTS

  Service Revenue of $264.2 million, up 39.2% from 2003

  Operating Income of $50.2 million, up 65.2% from 2003

  Net Income of $15.7 million compared to $3.0 million in Q1-2003

Montréal, Canada, May 4, 2004 - Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX, "TIW", Nasdaq, "TIWI") today reported its results for the first quarter ended March 31, 2004.

Service revenues for the quarter reached $264.2 million compared to $189.8 million for the first quarter of 2003. Consolidated operating income before depreciation and amortization (OIBDA)1 increased 32.0% to $107.5 million compared to $81.4 million for the first quarter of 2003. Operating income for the quarter reached $50.2 million compared to $30.4 million for the first quarter of 2003. The strong growth in OIBDA and operating income reflects strong subscriber growth in Romania and margin expansion in the Czech Republic. Net income for the quarter was $15.7 million or $0.13 per share basic and fully diluted compared to a net income of $3.0 million or $0.03 per share for the first quarter 2003.

"We are pleased with our first quarter results. In Romania, we achieved our best first quarter net additions ever, resulting in an accelerating growth rate of service revenues", said Bruno Ducharme, President and Chief Executive Officer. "In the Czech Republic we continued to improve our operating margins, achieving a 29% OIDBA margin for the quarter compared to 23% last year" added Mr. Ducharme.

1 We use the term operating income before depreciation and amortization ("OIBDA") and average revenue per user ("ARPU") which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to in our previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditure and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles ("GAAP"), these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes revenues from other cellular networks' customers roaming on our network. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP.

Exhibit 99.1

Results of Operations

We recorded net subscriber additions for the first quarter of 282,316 to reach total subscribers of 5,286,109, up 29.7% compared to 4,075,512 at the end of the first quarter of 2003. Consolidated service revenues increased 39.2% to $264.2 million compared to $189.8 million for the first quarter of 2003. The revenue growth and lower depreciation costs as a percentage of revenue resulted in an operating income of $50.2 million compared to $30.4 million for the same period last year, an increase of 65.2%.

Net income for the first quarter of 2004 amounted to $15.7 million or $0.13 per share basic and fully diluted compared to a net income of $3.0 million or $0.03 per share for the first quarter 2003. Net income for the first quarter of 2004 includes a gain of $11.7 million on disposal of our shares in Hexacom, our Indian affiliate while net income for the corresponding quarter of 2003 included a gain of $19.6 million on the disposal of part of our participation in MobiFon S.A. Interest expense for the first quarter of 2004 was $22.3 million compared to $27.4 million for the same period last year primarily as a result of the decrease in corporate debt. The 2003 results also include a loss from our discontinued operations of $8.8 million or $0.09 per share.

MobiFon S.A. - Romania

MobiFon S.A. ("MobiFon" or its trade mark, "Connex"), the market leader in Romania with an estimated 48.5% share of the cellular market, added 215,096 net subscribers for the first quarter for a total of 3,672,138, compared to net additions of 37,557 in the first quarter of 2003 and total subscribers of 2,672,765 at the end of the same 2003 period, an increase of 37%. As of March 31, 2004, postpaid subscribers accounted for 37% of MobiFon's total subscriber base as compared to 35% at the end of the first quarter of 2003 and 37% at the end of last year.

During the past 12 months, we estimate cellular telephony market penetration in Romania increased to 35% from 24% at the end of the first quarter of 2003. The first quarter of 2004 confirmed the strength of the mobile market in Romania. Total market growth was lower than in the previous quarter due to seasonality but was the best first quarter ever for MobiFon.

Service revenues reached $147.6 million compared to $113.1 million for the first quarter of 2003. This record $34.5 million increase in service revenues translated into a 30.5% year over year growth rate, MobiFon's highest growth rate since early 2000. This growth was largely attributable to a 35.0% increase in average subscribers.

The monthly average revenue per user ("ARPU")1 for the first quarter was $12.76 compared to $13.29 for the same period of last year, with the decrease being primarily the result of the one million subscriber growth experienced during the last 12 months.

Exhibit 99.1

Cost of services as a percent of service revenue increased to 21.7% from 18.7% in the first quarter of 2003. This increase results primarily from a higher average interconnection rate amongst mobile operators and from higher roaming costs due to the appreciation of the Euro against the US dollar. Site costs for the quarter were also greater than for the same period last year due to the higher level of network deployment activity. Furthermore, MobiFon has been incurring costs associated with its fiber optic capacity leasing and reselling agreement since the second quarter of 2003 while revenues derived from this agreement are recorded as part of equipment revenues. Selling, general and administrative expenses increased to 22.0% of service revenues compared to 20.9% for the 2003 corresponding period primarily as a result of greater selling and marketing expenses associated with subscriber growth.

OIBDA increased 17.5% to $77.3 million compared to $65.8 million for the same period last year. OIBDA as a percentage of service revenue decreased to 52.4% compared to 58.2% in the quarter ending March 31, 2003 and 53.1% for the year 2003 as a whole, primarily as a result of costs incurred in acquiring significantly more new subscribers and retaining high value subscribers during the quarter. While new subscribers tend to generate lower ARPU, the cost to acquire and service these new subscribers are managed accordingly, which enabled MobiFon to maintain a ratio of OIBDA to service revenues above 50% over twelve-month periods.

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. We recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by us in conjunction with the signing of 12-month contracts. The cost associated with points expected to be redeemed for handsets have been deferred until such time as the handset sale and related redemption takes place and the cost associated with points which are expected to be redeemed for airtime have been included in selling, general and administrative expenses. As a result, operating income for the three month period ended March 31, 2004, includes an expense of $0.6 million in relation with the new loyalty program.

Operating income rose 34.4% to $48.1 million compared to $35.8 million for the first quarter of 2003.

Exhibit 99.1

Český Mobil a.s. - Czech Republic

Český Mobil a.s. ("Český Mobil" or its trade mark "Oskar") added 67,220 net subscribers in the first quarter to reach 1,613,971, an increase of 27.0% compared to 1,270,568 subscribers at the end of the first quarter of 2003. Český Mobil's focus on postpaid growth continued to be successful with postpaid subscribers representing 76% of net additions during the quarter. As a result, Český Mobil's prepaid/postpaid mix as of March 31, 2004 was 56/44 compared to 61/39 at of March 31, 2003 and 58/42 at the end of December 31, 2003. We estimate we held a 16.3% share of the national cellular market as of March 31, 2004, compared to a 14.5% share at the same time last year. During the past 12 months, we estimate cellular penetration in the Czech Republic increased to 97% from 86% at the end of the first quarter of 2003. According to our estimate, Český Mobil captured approximately 36% of the total market new subscriber additions during the quarter.

Service revenues increased 52.0% to $116.6 million compared to $76.7 million for the first quarter of 2003 due to a 29.0% increase in average subscribers and an 18.1% increase in ARPU. ARPU for the first quarter reached Czech Koruna 623.5 ($23.72) compared to Czech Koruna 592.5 ($20.09) for the same period of last year and the average exchange rate between the U.S. Dollar and the Czech Koruna during the first quarter of 2004 was 12.4% higher than for the same period in 2003.

Selling, general and administrative expenses declined to 26.0% of service revenues compared to 28.4% for the same period last year. Český Mobil recorded OIBDA of $34.4 million compared to OIBDA of $17.3 million for the same period last year. OIBDA as a percentage of service revenue for the quarter reached 29% compared to 22% in the first quarter of 2003 and 27% for the year 2003 as a whole. This improvement reflects the revenue impact of solid subscriber growth, Český Mobil's focus on postpaid growth and the economies of scale realized as fixed costs are spread over the larger subscriber base. Český Mobil achieved a record operating income of $6.2 million for the first quarter of 2004, compared to an operating loss of $3.8 million for the first quarter of 2003.

Corporate and Other

Unallocated expenses for corporate and other activities were $4.2 million for the first of 2004 compared to $1.6 million for the same period last year. During 2003, we adopted the fair value based method of accounting for stock-based compensation on a prospective basis and, accordingly, the fair value method has been applied to all grants on or after January 1, 2003. As a result, consolidated selling, general and administrative expenses for the first quarter of 2004 include stock based compensation cost of $1.5 million of which $0.9 million is included within corporate and other activities, while the corresponding period of 2003 had no compensation costs as no grants were awarded in that period.

Exhibit 99.1

Liquidity and Capital Resources

For the first quarter of 2004, operating activities provided cash of $41.5 million compared to $46.5 million in the corresponding 2003 period, resulting from the $26 million increase in OIBDA being more than offset by the $32.2 million increase in working capital requirements. Included in the change in working capital for 2004 was the first interest payment on the MobiFon Holdings notes and increases in prepaid spectrum fees.

Investing activities used cash of $63.2 million for the quarter ended March 31, 2004 compared to cash of $10.6 million being provided during the same period in 2003. Our investing activities consisted of acquisition of property, plant and equipment of $50.8 million and $29.8 million for the periods ended March 31, 2004 and March 31, 2003, respectively. The 70.7% increase over the corresponding period last year is primarily the result of rescheduling planned 2004 capital expenditures in MobiFon to take advantage of contract terms expiring in the first quarter of the year and to enhance network capacity to meet traffic increases. Investing activities for the three months ended March 31, 2004 also include the net proceeds from the sale of our direct investment in Hexacom which amounted to $21.8 million offset by the use of $5.3 million in connection with the acquisition of a 3.62% non controlling interests in Český Mobil and the use of $32.1 million in connection with the acquisition of a 13% non controlling interest in ClearWave. The corresponding 2003 period also included net proceeds of $39 million related to the sale of a 5.9% interest in MobiFon.

Financing activities provided cash of $59.9 million for the first quarter of 2004 compared to use of cash of $20.3 million for the first quarter of 2003. The source of cash provided by financing activities in the first quarter of 2004 was $67.4 million of proceeds from issuances of our common shares partially offset by $7.5 million representing the first scheduled repayment of MobiFon's senior credit facility. First quarter 2003 results included repayment of short-term corporate loans of $47.4 million partially offset by proceeds from issuance of long-term debt by our subsidiary of $27.1 million.

Cash, cash equivalents and restricted short-term investments totaled $260.4 million as of March 31, 2004, including $103.9 million at the corporate level, which included $28.1 million in restricted short term investments.

As of March 31, 2004, total consolidated indebtedness was $1.1 billion, of which $221.6 million was at the corporate level, $292.5 million at MobiFon and $565.3 million at Český Mobil. As of March 31, 2004 corporate net debt defined as debt at the corporate level minus cash at the corporate level was $117.7 million compared to $154.1 million at March 31, 2003 and $150.9 million at December 31, 2003.

Exhibit 99.1

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). As stipulated in the shareholders' resolution, the dividends do not become payable to shareholders until conditions for shareholder distributions are met under the MobiFon's senior credit agreements. As at March 31, 2004, the maximum payable to shareholders based on the conditions of such loan agreements, was $79.8 million and accordingly an amount of $29.1 million is included with amounts payable to non-controlling interests as at March 31, 2004.

On March 17, 2004, we acquired 5.9% of MobiFon and 2.9% of TIW Czech from EEIF Melville B.V., Emerging Markets Partnership c.v. and EEIF Czech N.V., in exchange for the issuance of 14,621,714 common shares of TIW. As a result of this transaction, MobiFon Holdings B.V., our subsidiary, increased its ownership in MobiFon from 57.7% to 63.5% while our subsidiary ClearWave N.V. increased its ownership in TIW Czech from 24.2% to 27.1%. These transactions resulted in the creation of goodwill of $122.1 million and $14.1 million for MobiFon and Český Mobil respectively.

On March 25, 2004, certain of our shareholders and us sold 21 million of our common shares at $ 9.50 per share. The gross proceeds of the offering was $ 199.5 million. We issued 7 million common shares from treasury for gross proceeds of $ 66.5 million and 14 million common shares were sold by the selling shareholders, namely Telesystem Ltd., an affiliate of Hutchison Whampoa Ltd., affiliates of J.P. Morgan Partners, LLC, and EEIF Melville B.V. and certain of its affiliates through a secondary offering. The net proceeds of the treasury offering were $ 62.7 million after deducting underwriting fees and other expenses. We did not receive any proceeds from the secondary offering.

On March 31, 2004, the underwriters of the offering exercised the over-allotment option they had been awarded to purchase from treasury an additional 1,050,000 common shares at a price of $9.50 per share. The over-allotment option closed on April 5, 2004 resulting in net proceeds to us of $9.5 million.

In parallel with the offering of our common shares, we acquired a 13% equity interest in our subsidiary ClearWave from two institutional shareholders in consideration for a combination of 10.9 million of our common shares and $ 35.7 million in cash of which $3.6 million was paid subsequent to the quarter. As a result of this transaction, our equity interest in ClearWave increased from 86.8% to 99.8%. The acquisition resulted in the creation of $115.6 million and $14.6 million of goodwill allocated to MobiFon and Český Mobil, respectively, based on our estimate of their relative fair value. We will seek to acquire all other remaining shares of ClearWave.

Exhibit 99.1

With these transactions, we achieved our objective of increasing our economic ownership in MobiFon and Český Mobil. In the future, we may seek to further increase our economic interest in our subsidiaries in exchange of stock, cash or a combination of both. We expect to have future capital requirements, particularly in relation to the expansion and addition of capacity of our cellular networks and for servicing of our debt. We intend to finance such future capital requirements mainly from cash on hand and cash flows from operating activities.

Board Appointments

As previously announced, EEIF Melville B.V. was expected to propose a nominee to our Board of Directors. We have been advised that EEIF Melville B.V. will nominate Mr. Thierry Baudon who is a Managing Director of Emerging Markets Partnership ("EMP") and CEO of Emerging Markets Partnership (Europe) Ltd since 1999. Prior to joining EMP, Mr. Baudon was the Director of the International Finance Division in the Suez-Lyonnaise des Eaux Group, responsible for structuring large-scale transactions involving project finance and private equity in emerging market countries. Prior to joining Suez-Lyonnaise des Eaux in 1995, Mr. Baudon was Deputy Vice President and a Member of the Operations Committee of the European Bank for Reconstruction and Development ("EBRD"). Prior to joining EBRD in 1991, Mr. Baudon spent ten years in the World Bank Group, holding various senior positions.

In addition, we have been advised that the Caisse de dépôt et placement du Québec has the intentiton to exercise its rights to exchange a debenture issued by Telesystem Ltd. into 10,633,002 common shares held by Telesystem Ltd. As a result of this exchange, Telesystem Ltd. will continue to own approximately 7.1%, and the Caisse de dépôt et placement du Québec will own 7.6%, of the common shares. The Caisse has also indicated its intention to nominate Mr. François Laurin to the Board of Directors. Mr. Laurin is Vice-President Investments, Communications at Capital d'Amérique CDPQ Inc., an affiliate of Caisse de dépôt et placement du Québec. Mr. Laurin has extensive financial expertise as a senior executive in the telecommunications, broadcasting and transportation industries. Prior to joining Capital d'Amérique CDPQ Inc. in April 2003, he was vice-president controller of Bombardier Transportation since 2001 and from 2000 to 2001 he was Vice-President, Finance and administration at Microcell i5, a startup operation in Internet solutions for mobile handsets. As a result of Mr. Laurin's nomination, Mr. Daniel Cyr will be stepping down from the Board of Directors. These changes in the members of the Board of Directors are expected to become effective shortly.

Annual and Special Meeting Webcast

TIW's 2003 Annual and Special Meeting of Shareholders will be accessible live via an audio webcast from our web site. The webcast is scheduled to begin at 2:00 p.m. EDST on Tuesday, May 4, 2004 (at http://www.tiw.ca).

Exhibit 99.1

Conference Call

The conference call with analysts on the first quarter 2004 results will be made available via an audio web cast from TIW's Internet site. The web cast is scheduled to begin at 9:00 a.m. EDST on Wednesday, May 5, 2004 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on Wednesday, May 5 and 11:59 p.m. on June 4. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 3039712.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW provides wireless voice, data and short messaging services in Central and Eastern Europe to more than 5.2 million subscribers. TIW is the market leader in Romania through MobiFon S.A. and a rapidly growing operator in the Czech Republic through Český Mobil a.s. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca
Our web site address is: www.tiw.ca

TELESYSTEM INTERNATIONAL WIRELESS INC.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of U.S. dollars, except per user and per share data)

	Three months ended
	March 31,
	2004	2003
	$	$

STATEMENTS OF INCOME AND CASH FLOWS DATA:
Revenues	278,420	199,918
Operating income	50,210	30,386
Interest expense, net	(21,324)	(27,021)
Foreign exchange gain (loss)	(1,978)	140
Net gain on disposal of assets	11,658	19,560
Income from continuing operations	15,683	11,848
Loss from discontinued operations	-	(8,811)
Net income	15,683	3,037
Basic earnings (loss) per share (6)
From continuing operations	0.13	0.12
From discontinued operations	-	(0.09)
Net earnings	0.13	0.03

Diluted earnings (loss) per share (6)
From continuing operations	0.13	0.12
From discontinued operations	-	(0.09)
Net earnings	0.13	0.03

Acquisitions of property plant and equipment	50,828	29,778
OPERATING DATA FROM CONTINUING OPERATIONS
Operating income before depreciation and amortization (1)	107,484	81,443
Proportionate revenues (2)	132,117	73,749
Proportionate operating income before depreciation and
amortization (2)	54,097	33,719
Average monthly revenue per user (1)
MobiFon	12.76	13.29
Český Mobil	23.72	20.09

	As at March 31,	As at December 31,
	2004	2003
	$	$

BALANCE SHEET DATA:
Cash and cash equivalents, including restricted
short-term investments of $28.1 million as of
March 31, 2004 and December 31, 2003	260,435	224,822
Total assets	1,907,936	1,667,531
Long-term debt, including current portion	1,079,393	1,121,411
Total capital (3)	1,653,400	1,327,574
Total shareholders' equity	432,039	91,773

TELESYSTEM INTERNATIONAL WIRELESS INC.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(as at March 31, 2004)

						Equity
		Start-up	Licensed		Equity	POPs
		Date of	POPs	Total	Interest	(millions)	Equity
	Technology	Operations	(millions)	Subscribers (4)	(5)	(2)	Subscribers (2)

Romania	GSM	1997	21.7	3,672,138	63.4%	13.8	2,327,144
Czech	GSM	Q1 2000	10.2	1,613,971	27.0%	2.8	436,079
Republic
Total			31.9	5,286,109		16.6	2,763,223

  The Company uses the term operating income before depreciation and amortization (''OIBDA'') and average revenue per user (''ARPU'') which may not be comparable to similarly titled measures reported by other companies. The Company believes that OIBDA, referred to in its previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for the ongoing business operations, including the ability to fund discretionary spending such as capital expenditures and other investments and its ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. The Company's OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. The Company believes that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes revenues from other wireless networks' customers roaming on the Company's network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

  For a reconciliation of OIBDA to operating income, refer to Note 12 to the interim financial statements. The following table provides a reconciliation between services revenues and ARPU for both MobiFon and Český Mobil.

	MobiFon		Český Mobil
	Three months ended		Three months ended
	March 31,		March 31,
	2004	2003	2004	2003

Service revenues for the periods (in
thousands)	147,606	113,084	116,587	76,726
Average number of subscribers for the
period (in millions)	3.58	2.65	1.58	1.23
Average monthly service revenue per
subscriber for the period (in $)	13.75	14.22	24.60	20.81
Less: impact of excluding in roaming
and miscellaneous revenue	(0.99)	(0.93)	(0.88)	(0.72)
ARPU	12.76	13.29	23.72	20.09

  Proportionate financial figures and other operational data represent the combination of TIW's ultimate proportionate ownership at the end of each period presented in each of its investees and are not intended to represent any measure of performance in accordance with generally accepted accounting principles.

  Consists of share capital and additional paid-in-capital.

  Figures include 2,329,477 and 905,637 prepaid subscribers in Romania and Czech Republic, respectively.

  Figures represent the Company's direct and indirect ownership interests in its operations before the exercise of options.

  On June 23, 2003, the Company amended its share capital to implement a one for five (1:5) consolidation of its common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. All share and per share amounts included in the consolidated financial statements have been adjusted to reflect the share consolidation.

TELESYSTEM INTERNATIONAL WIRELESS INC.

FIRST QUARTER 2004

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	March 31,	December 31,
	2004	2003
	$	$

	(unaudited)	[Note 1]
ASSETS
Current assets
Cash and cash equivalents	232,310	196,697
Short-term investments - Restricted	28,125	28,125
Trade debtors	88,105	79,515
Amounts receivable from non-controlling interests	-	16,695
Inventories	16,888	16,150
Value added taxes recoverable	-	4,439
Prepaid expenses	31,126	15,408
Deferred income tax assets	654	270
Other current assets	3,308	1,318
Total current assets	400,516	358,617

Property, plant and equipment	1,056,678	1,102,057
Licenses	85,973	89,640
Goodwill [Note 7]	333,345	66,927
Deferred financing costs	27,997	28,440
Investments and other assets [Note 7]	3,427	21,850
	1,907,936	1,667,531

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	57,256	56,398
Accrued liabilities	68,840	73,298
Accrued interest payable	10,450	20,578
Income and value added taxes payable	15,140	14,965
Deferred revenues	34,105	33,046
Amounts payable to non-controlling interests [Notes 7
and 10]	32,658	23,577
Current portion of long-term debt	70,201	61,677
Total current liabilities	288,650	283,539

Long-term debt	1,009,192	1,059,734
Deferred income tax liabilities	10,963	8,691
Other non-current liabilities	6,050	10,204
Non-controlling interests	161,042	213,590

SHAREHOLDERS' EQUITY
Share capital [Notes 4 and 7]	1,405,394	1,081,077
Additional paid-in-capital	248,006	246,497
Deficit	(1,227,881)	(1,243,564)
Cumulative translation adjustment [Note 6]	6,520	7,763
Total shareholders' equity	432,039	91,773
	1,907,936	1,667,531

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT (UNAUDITED)

(in thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,
	2004	2003
	$	$

	(unaudited)
REVENUES
Services	264,193	189,810
Equipment	14,227	10,108
	278,420	199,918
Cost of services	81,594	56,700
Cost of equipment	22,312	14,668
Selling, general and administrative expenses	67,030	47,107
Depreciation and amortization [Note 5]	57,274	51,057

OPERATING INCOME	50,210	30,386
Interest expense	(22,279)	(27,361)
Interest income	955	340
Foreign exchange gain (loss)	(1,978)	140
Net gain on disposal of assets [Note 7]	11,658	19,560
Income before income taxes and non-controlling
interests and discontinued operations	38,566	23,065
Income taxes	12,754	10,406
Income before non-controlling interests and
discontinued operations	25,812	12,659
Non-controlling interests	(10,129)	(811)
Income from continuing operations	15,683	11,848
Loss from discontinued operations	-	(8,811)
Net income	15,683	3,037
Deficit, beginning of period	(1,243,564)	(1,255,449)
Deficit, end of period	(1,227,881)	(1,252,412)

Basic earnings (loss) per share
From continuing operations	0.13	0.12
From discontinued operations	-	(0.09)
Net earnings	0.13	0.03

Diluted earnings (loss) per share
From continuing operations	0.13	0.12
From discontinued operations	-	(0.09)
Net earnings	0.13	0.03

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2004	2003
	$	$

	(unaudited)
OPERATING ACTIVITIES
Income from continuing operations	15,683	11,848
Depreciation and amortization	57,274	51,057
Non-cash financial expenses	1,486	1,785
Non-controlling interests	10,129	811
Net gain on disposal of assets [Note 7]	(11,658)	(19,560)
Deferred income taxes	1,981	-
Other non-cash items	253	1,540
Changes in operating assets and liabilities	(33,666)	(966)
Cash provided by operating activities	41,482	46,515

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(50,828)	(29,778)
Net proceeds from the sale of subsidiary's shares	-	39,000
Proceeds from sale of investment, net of costs [Note 7]	21,752	-
Increase in ownership of subsidiaries [Note 7]	(37,433)	-
Other investments and advances	3,358	1,345
Cash provided by (used in) investing activities	(63,151)	10,567

FINANCING ACTIVITIES
Repayment of short-term loans	-	(47,406)
Proceeds from issuances of common shares, net of costs [Note 4]	67,421	-
Proceeds from issuance of long-term debt	-	27,100
Repayment of long-term debt	(7,500)	-
Cash provided by (used in) financing activities	59,921	(20,306)
Net effect of exchange rate translation on cash and cash
equivalents	(2,526)	52
Cash provided by continuing operations	35,726	36,828
Cash provided by (used in) discontinued operations	(113)	68,147
Increase in cash and cash equivalents	35,613	104,975
Cash and cash equivalents, beginning of period	196,697	60,706
Cash and cash equivalents, end of period	232,310	165,681

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2004
(in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2003, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because higher usage and roaming, as a result of the summer holidays, result in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments and cash flows from operating activi ties.

NOTE 2
EARNINGS (LOSS) PER SHARE

The reconciliation of the denominator for the calculation of earnings (loss) per share is as follows:

	Three Months Ended March 31,
	2004	2003
	(in thousands)

Weighted average number of Common and Preferred
Shares outstanding	117,357	100,434
Dilutive effect of Options	2,979	-
Weighted average number of Common and Preferred
Shares outstanding - Diluted	120,336	100,434

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2004
(in thousands of U.S. dollars)

NOTE 3
STOCK BASED COMPENSATION

Effective January 1, 2003, the Company adopted the fair value method of accounting for all its stock-based compensation on a prospective basis. Accordingly, the fair value based method is applied to awards granted, modified, or settled on or after January 1, 2003. The Company recorded a stock-based compensation cost, included within selling, general and administrative costs, of $1.5 million during the three month period ended March 31, 2004.

Prior to January 1, 2003, no compensation expense was recognized when options were issued to employees or directors. Had compensation cost been determined using the fair value based method at the date of grant for all awards granted under the employee stock option plan including those granted prior to January 1, 2003, the Company's pro-forma net income, earnings per share and diluted earnings per share would have been as presented in the table below and includes reversal of prior periods compensation expense due to the forfeiture of unvested options by employees.

	Three Months Ended
	March 31,
	2004	2003
	$	$
Pro-forma net income	15,371	1,541
Pro-forma earnings per shares:
Basic	0.13	0.02
Diluted	0.13	0.02

NOTE 4
SHARE CAPITAL

On March 25, 2004, the Company sold 7 million common shares at $9.50 per share from treasury for gross proceeds of $66.5 million. The net proceeds of the offering were $62.7 million after deducting underwriting fees and other estimated expenses. On March 31, 2004, the underwriters of the offering exercised the over-allotment option that they had been awarded to purchase an additional 1,050,000 million common shares of TIW at a price of $9.50 per share from treasury. The over-allotment option closed on April 5, 2004 resulting in net proceeds to the Company from the exercise of this over-allotment option of $9.5 million. In addition, during the period ended March 31, 2004, the Company issued 1.3 million common shares upon the exercises of employee stock options for aggregate proceeds of $3.8 million. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares.

NOTE 5
PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amounts of $3.5 million and $4.6 million for property, plant and equipment for the three months ended March 31, 2004 and March 31, 2003, respectively.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2004
(in thousands of U.S. dollars)

NOTE 6
FOREIGN CURRENCIES

The movement in the cumulative translation adjustment of $1.2 million, reported as a component of the shareholders' equity, consists of the Company's share of the effect of the depreciation of the Czech Koruna during the first three months of 2004. The exchange rate was 25.65 Czech Koruna for one US$ and 26.86 Czech Koruna for one US$ as at December 31, 2003 and March 31, 2004, respectively.

NOTE 7
INVESTMENTS

Sale of Investment in Hexacom

In December 2003, the Company accepted a binding offer to sell its 27.5% direct equity interest in Hexacom for proceeds of $22.5 million. The Company provided its co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. During the first quarter of 2004, the Company's co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. As a result, the Company realized a gain on disposal of its investment in Hexacom of $11.7 million in the three months period ended March 31, 2004.

Acquisition of Shares in MobiFon and TIW Czech

On February 10, 2004, the Company entered into an agreement to acquire from a minority shareholder 5.9% of MobiFon in exchange for the issuance of 12,971,119 common shares of the Company's treasury stock. The transaction closed on March 17, 2004, and the Company accounted for the acquisition using the purchase method whereby the excess of the aggregate purchase price of $138.7 million over the net assets acquired resulted in the creation of $122.1 million of goodwill. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech N.V., agreed to sell to the Company a 2.9% equity interest in TIW Czech for a cash consideration that the selling shareholder agreed to reinvest into 1,650,595 additional common shares of the Company. The transaction closed on March 17, 2004, and was accounted for using the purchase method whereby the excess of the consideration given of $17.7 million over the net assets acquired resulted in the creation of goodwill of $14.1 million.

Acquisition of Shares in ClearWave

In March 2004, the Company acquired 10,942,625 class A Subordinate Voting Shares of ClearWave from two institutional shareholders, for an aggregate consideration of $139.9 million, consisting of 11,268,538 shares of the Company and $35.7 million in cash of which $3.6 million was paid in April 2004 and is included with accounts payable to non-controlling interests as at March 31, 2004. The acquisition was accounted for using the purchase method and the excess of the aggregate consideration over the net assets acquired resulted in the creation of $130.2 million of goodwill of which $115.6 million and $14.6 million was allocated to MobiFon and Český Mobil, respectively. The class A Subordinate Voting Shares acquired represents a 13.0% equity interest and a 4.6% voting interest in ClearWave and as a result the Company's direct and indirect equity and voting interest in ClearWave increased to 99.8% and 99.9%, respectively, resulting in a 63.4% ultimate equity interest in MobiFon and a 27.0% ultimate equity interest in Český Mobil.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2004
(in thousands of U.S. dollars)

NOTE 8
MOBIFON LOYALTY PROGRAM

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. The Company recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by the Company in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner have been deferred until such time as the handset sale and related redemption takes place. As a result, operating income for the three month period ended March 31, 2004, includes an expense of $0.6 million and other current assets and accrued liabilities include amounts of $2.2 million and $2.8 million, respectively, related to this program.

The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

NOTE 9
SALE AND LEASE BACK FINANCING - MOBIFON

On January 30, 2004, MobiFon sold its option to buy the properties which were the subject of a sale and leaseback financing and accounted for as capital leases. In addition, MobiFon entered into an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under capital lease, which aggregate to $4.7 million, have been deferred and are being amortized over the term of the new lease.

NOTE 10
DIVIDENDS TO NON-CONTROLLING INTERESTS

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). As stipulated in the shareholders' resolution, the dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. As at March 31, 2004, the maximum payable to shareholders based on the conditions of such loan agreements, was $79.8 million and accordingly an amount of $29.1 million is included with amounts payable to non-controlling interests as at March 31, 2004.

NOTE 11
COMPARATIVE FIGURES AND RECLASSIFICATIONS

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2004
(in thousands of U.S. dollars)

NOTE 12
SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE THREE MONTHS ENDED MARCH 31,
		2004				2003

		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	147,606	116,587	-	264,193	113,084	76,726	-	189,810
Equipment	8,880	5,347	-	14,227	5,749	4,359	-	10,108
	156,486	121,934	-	278,420	118,833	81,085	-	199,918

Cost of services	31,968	49,626	-	81,594	21,152	35,548	-	56,700
Cost of equipment	14,699	7,613	-	22,312	8,216	6,452	-	14,668
Selling, general and administrative expenses	32,529	30,334	4,167	67,030	23,668	21,828	1,611	47,107
Depreciation and amortization	29,148	28,115	11	57,274	29,970	21,064	23	51,057

Operating income (loss)	48,142	6,246	(4,178)	50,210	35,827	(3,807)	(1,634)	30,386

Acquisition of property, plant and equipment, including
unpaid acquisitions	38,680	12,148	-	50,828	14,506	11,175	-	25,681
Property, plant and equipment and licenses as at March 31,
2004 and December 31, 2003	502,672	639,852	127	1,142,651	503,940	687,621	136	1,191,697
Goodwill as at March 31, 2004 and December 31, 2003	289,477	43,868	-	333,345	51,710	15,164	53	66,927
Total assets as at March 31, 2004 and December 31,
2003	994,633	796,062	117,241	1,907,936	716,695	820,646	130,190	1,667,531
Operating income (loss) before depreciation and
amortization (*)	77,290	34,361	(4,167)	107,484	65,797	17,257	(1,611)	81,443

(*) Computed as operating income (loss)	48,142	6,246	(4,178)	50,210	35,827	(3,807)	(1,634)	30,386
Plus depreciation and amortization	29,148	28,115	11	57,274	29,970	21,064	23	51,057

FIRST QUARTER 2004

SUPPLEMENTARY INFORMATION

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT - PROPORTIONATE (UNAUDITED) (1)

(in thousands of U.S. dollars)

	FOR THE THREE MONTHS ENDED MARCH 31,
	2004				2003

		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	93,543	31,501	-	125,044	54,789	15,305	-	70,094
Equipment	5,628	1,445	-	7,073	2,785	870	-	3,655
	99,171	32,946	-	132,117	57,574	16,175	-	73,749

Cost of services	20,260	13,408	-	33,668	10,248	7,091	-	17,339
Cost of equipment	9,316	2,058	-	11,374	3,980	1,287	-	5,267
Selling, general and administrative expenses	20,615	8,196	4,167	32,978	11,467	4,348	1,611	17,426
Depreciation and amortization	18,472	7,596	11	26,079	14,520	4,202	23	18,745

Operating income (loss)	30,508	1,688	(4,178)	28,018	17,359	(753)	(1,634)	14,972
Operating income (loss) before depreciation
and amortization (2)	48,980	9,284	(4,167)	54,097	31,879	3,450	(1,611)	33,718

Proportionate operating income	30,508	1,688	(4,178)	28,018	17,359	(752)	(1,634)	14,973
Ultimate proportionate ownership	63.4%	27.0%	-	-	48.5%	19.9%	-	-
Consolidated operating income (loss)	48,142	6,246	(4,178)	50,210	35,827	(3,807)	(1,634)	30,386

(1)	Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees at the end of each quarter presented and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

(2) Computed as operating income (loss)	30,508	1,688	(4,178)	28,018	17,359	(752)	(1,634)	14,973
Plus depreciation and amortization	18,472	7,596	11	26,079	14,520	4,202	23	18,745

TELESYSTEM INTERNATIONAL WIRELESS INC.

NET DEBT POSITION AS AT MARCH 31, 2004 AND OTHER DATA (UNAUDITED)

(in thousands of U.S. dollars)

			Consolidated	Proportionate (1)
	Debt	Cash (2)	Net Debt	Net Debt
	$	$	$	$

Investees

MobiFon	292,500	103,527	188,973	119,809
Český Mobil and TIW Czech	565,255	53,033	512,222	138,658
TIW and Others	221,638	103,875	117,763	117,395

Total	1,079,393	260,435	818,958	375,862

  Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

  Includes cash, cash equivalents and restricted short term investments.

OUTSTANDING SHARE DATA AS AT APRIL 30, 2004

The following represents all Common shares outstanding and the number of Common shares into which all securities are convertible, exercisable or exchangeable:

Common Shares

Common Shares outstanding	139,867,511
Convertible instruments and other
Outstanding granted employees and director's stock options	5,642,829
Convertible Equity Subordinated Debentures	56,205
145,566,545